FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     Of the Securities Exchange Act of 1934

                                 April 22, 2004

                               INFICON Holding AG

                              INFICON Holding Inc.
                 (Translation of registrant's name into English)

                                  INFICON Inc.

                              Two Technology Place

                          East Syracuse, New York 13057
                    (Address of principal executive offices)

                      (Indicate by check market whether the
                          registrant files or will file
                         annual reports under cover Form
                               20-F or Form 40-F.)

                          Form 20-F  X    Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                           Yes            No X

Enclosure: Press release dated April 22, 2004, announcing first quarter 2004 financial results.

INFICON Announces First Quarter 2004 Results; Net Sales Increase 22% and Operational Leverage Improves

    SYRACUSE, N.Y. & ZURICH, Switzerland--(BUSINESS WIRE)--April 22, 2004--INFICON Holding AG (SWX Swiss Exchange and NASDAQ: IFCN), a leading manufacturer of vacuum instrumentation and process control software for the semiconductor and related industries and other industrial applications, today announced results for the first quarter ended March 31, 2004.
    Revenues for the first quarter of 2004 were $47.3 million, compared to $38.9 million for the first quarter of 2003, representing a 22% increase. On a constant dollar basis, revenues grew 14.8%. Net income for the first quarter of 2004 was $3.1 million ($1.31 per diluted share - $0.13 per ADS), compared to the $43,000 ($0.02 per diluted share - $0.00 per ADS) reported for the first quarter of 2003. The company ended the quarter with $37.4 million in cash and cash equivalents, having generated $2.5 million from operations and used $1.1 million in investing activities.
    Lukas Winkler, president and chief executive officer, commented, "As expected, last year's fourth quarter improved momentum continued into the first quarter producing revenue growth for the fifth consecutive quarter and achieving an operating margin from continuing operations of 10% for the first time since the second quarter of 2001. Clearly, we are realizing once again the benefits of our flexible operating model."
    Winkler continued, "Improved economic conditions, particularly in Europe and the U.S., and better-than-expected sales to our private-label customers who are the major vacuum pump manufacturers - they resell our products to a large and diverse customer base - were the primary factors contributing to the favorable first quarter results. This success illustrates INFICON's established, dominant market share that we sustain with superior product performance. Sales of our Environmental Health and Safety products also remained strong.
    "We also saw ongoing strong order flow for vacuum gauges and in situ metrology and process control products from our semiconductor customers. And we were gratified to win two 'Editors' Choice Best Products Awards' for FabGuard(R) process diagnostic software and Stiletto(TM) Scanning Laser Particle Detector from Semiconductor International, a premier trade publication in the semiconductor industry. Even more impressive, FabGuard was recognized as this year's Grand Winner for the most outstanding product used in semiconductor manufacturing."
    The first quarter financial statements include a reclassification of the company's patterning solutions product line as a discontinued operation. During the quarter, INFICON engaged the services of an investment bank to explore alternatives for this business. "And we have come to the conclusion that our plan to broaden our advanced process control footprint with patterning solutions software did not yield the expected synergies. Instead, we believe the company's interests are best served by focusing on our core competency in semiconductor vacuum processes with automated, 'tool-based' sensors and process diagnostic software that enable our customers to focus critical resources on making important manufacturing decisions," said Winkler.
    "We believe the reputation for technological innovation and excellence that INFICON has built, combined with our operational flexibility, will serve us well, especially as the semiconductor industry continues to improve," concluded Winkler. "On the strength of growing semiconductor end-user demand, offset by a seasonally slower period in Europe and on-going limited visibility, we are forecasting another robust quarter with revenues of approximately $49 million and net income of approximately $3.3 million ($1.42 per share or $0.14 per ADS) in the second quarter of fiscal 2004."
    Semiconductor Vacuum Instrumentation segment revenues were $10.1 million in the first quarter of 2004 compared to $10.3 million in the same quarter of 2003. General Vacuum Instrumentation segment revenues for the first quarter of 2004 were $37.3 million compared to $28.6 million in the same period last year.

    Conference Call Information

    INFICON will hold a conference call to discuss its first quarter 2004 results on Thursday, April 22, 2004, at 10 a.m. EDT (4 p.m. CET). To access the conference call, please dial +1.706.634.1033 by 9:50 a.m. EDT (3:50 p.m. CET). A live webcast of the conference call will also be available in the Investor Relations section of the INFICON website, www.inficon.com. To access the replay, please dial +1.800.642.1687 (outside the U.S. and Canada, dial +1.706.645.9291), and enter conference ID number 6683984. The replay will be available until 11:59 p.m. EDT on April 29 (5:59 a.m. CET on April 30).

    ABOUT INFICON

    INFICON is a leading developer, manufacturer and supplier of innovative vacuum instrumentation, critical sensor technologies, and process control software for the semiconductor and related industries. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. INFICON also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response and industrial hygiene markets. Headquartered in Syracuse, New York, INFICON has manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's website at www.inficon.com.

    This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan", "continue", "resumes", "opportunity" or "potential". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2003 and the Company's reports on Form 6-K filed with the Securities and Exchange Commission during 2004.
    As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    - tables to follow -



                          INFICON Holding AG
                   Consolidated Statements of Income
               (In thousands, except per share amounts)

                                                   Three Months Ended
                                                        March 31,
                                                    2004        2003
                                                    ----        ----
                                               (unaudited) (unaudited)

Net sales                                        $47,328     $38,889
Cost of sales                                     24,726      21,507
                                                ---------   ---------
Gross profit                                      22,602      17,382

Research and development                           5,117       4,390
Selling, general and administrative               12,964      11,114
                                                ---------   ---------
Operating income from continuing operations        4,521       1,878

Interest expense (income) , net                       16         (89)

Other (income) , net                                (231)       (134)
                                                ---------   ---------
Income from continuing operations before
 income taxes                                      4,736       2,101

Provision for income taxes                           955         546
                                                ---------   ---------
Income from continuing operations                  3,781       1,555

Discontinued operations
(Loss) from operations of discontinued
 operations (less applicable income tax
 provision (benefit) of $(354) in Q1 2004 and
 $(572) in Q1 2003)                                 (912)     (1,512)
(Loss) on disposal of discontinued operations
 (less applicable income tax  provision of $24
 in Q1 2004)                                         196           -
                                                ---------   ---------
(Loss) from discontinued operations                 (716)     (1,512)

                                                ---------   ---------
Net income                                        $3,065         $43
                                               =========== ===========

Earnings (loss) per share
Diluted
Continuing operations                              $1.62       $0.67
Discontinued operations                           $(0.31)     $(0.65)
                                                ---------   ---------
Total                                              $1.31       $0.02

Basic
Continuing operations                              $1.63       $0.67
Discontinued operations                           $(0.31)     $(0.65)
                                                ---------   ---------
Total                                              $1.32       $0.02

Earnings (loss) per ADS
(10 ADS : 1 Share)
Diluted
Continuing operations                              $0.16       $0.07
Discontinued operations                           $(0.03)     $(0.07)
                                                ---------   ---------
Total                                              $0.13       $0.00

Basic
Continuing operations                              $0.16       $0.07
Discontinued operations                           $(0.03)     $(0.07)
                                                ---------   ---------
Total                                              $0.13       $0.00

Shares used to compute net income per share
Diluted                                            2,335       2,316
Basic                                              2,315       2,315




                          INFICON Holding AG
                      Consolidated Balance Sheets
                            (In thousands)

                                                      March   December
                                                        31,       31,
                                                       2004      2003
                                                       ----      ----
                                                 (unaudited) (audited)
ASSETS

Current assets:
  Cash and cash equivalents                         $37,420   $37,074
  Trade accounts receivable, net                     25,311    22,197
  Accounts receivable - affiliates                      854        94
  Inventories, net                                   21,700    19,395
  Deferred tax assets                                 2,759     3,161
  Other current assets                                4,516     2,950
                                                  ---------- ---------
Total current assets                                 92,560    84,871

Property plant and equipment, net                    21,882    22,398
Intangibles, net                                        997     1,526
Deferred tax assets                                  38,654    39,293
Other assets                                          2,294     2,586
                                                  ---------- ---------
Total non-current assets                             63,827    65,803

Total assets                                       $156,387  $150,674
                                                  ========== =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Trade accounts payable                             $7,636    $5,918
  Accounts payable - affiliates                          27       193
  Accrued liabilities                                15,403    12,911
  Income taxes payable                                  751       962
  Deferred tax liabilities                              547       545
                                                  ---------- ---------
Total current liabilities                            24,364    20,529

Deferred tax liabilities                                482       479
Other liabilities                                     4,478     3,907
                                                  ---------- ---------
Total non-current liabilities                         4,960     4,386

Total liabilities                                    29,324    24,915

Stockholders' equity                                127,063   125,759
                                                  ---------- ---------
Total liabilities and stockholders' equity         $156,387  $150,674
                                                  ========== =========




                          INFICON Holding AG
                 Consolidated Statements of Cash Flow
                            (In thousands)
                                                    Three Months Ended
                                                         March 31,
                                                     2004        2003
                                                     ----        ----
                                               (unaudited) (unaudited)
Cash flows from operating activities:
 Net income                                        $3,065         $43
 Adjustments to reconcile net income to net cash
 provided by (used in) operating activities:
  Depreciation and amortization                     1,209       1,029
  Impairment of long lived assets                     341           -
  Deferred taxes                                      868        (699)
  Changes in operating assets and liabilities:
   Trade accounts receivable                       (3,957)     (2,272)
   Inventories                                     (2,569)       (876)
   Other assets                                    (1,210)       (590)
   Accounts payable                                 1,633       1,350
   Accrued liabilities                              2,719      (2,212)
   Income taxes payable                              (192)        254
   Other liabilities                                  571         478
                                                ----------  ----------
Net cash provided by (used in) operating
 activities                                         2,478      (3,495)

Cash flows from investing activities:
 Purchases of property, plant and equipment        (1,091)     (1,314)
                                                ----------  ----------
Net cash (used in) investing activities            (1,091)     (1,314)

Net cash provided by (used in) financing
 activities                                             -           -
                                                ----------  ----------
Effect of exchange rate changes on cash and
 cash equivalents                                  (1,041)        698
                                                ----------  ----------
Increase (decrease) in cash and cash
 equivalents                                          346      (4,111)
Cash and cash equivalents at beginning of
 period                                            37,074      37,846
                                                ----------  ----------
Cash and cash equivalents at end of period        $37,420     $33,735
                                                ==========  ==========

    CONTACT: INFICON
             Investor Relations:
             BettyAnn Kram, 315-434-1122
             BettyAnn.Kram@inficon.com
             or
             European Contact:
             c-matrix group ag
             Bernhard Schweizer/Sara Koch, +41 (0) 41.769.80.40 inficon@cmatrix.ch or
             North American Contact
             Lippert/Heilshorn & Associates, Inc.
             Jody Burfening/Harriet Fried, 212-838-3777 jbs@lhai.com

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 22, 2004          INFICON Holding AG


                               By:  /s/ Peter G. Maier
                                    -------------------------------------
                                    Name:    Peter G. Maier
                                    Title:   Vice President and Chief Financial
                                             Officer